Aura Systems Inc.
2330 Utah Avenue
El Segundo, CA 90245

VIA EDGAR

May 15, 2008

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Alan Morris

Re; Aura Systems Inc.

Form S-3

Registration No. 333-57824

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Aura Systems Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-3, file number 333-57824 (the “S-3 Registration Statement”). The Company has elected to withdraw in lieu of amending the registration statement. No sales of the Company’s stock have been or will be made pursuant to the S-3 Registration Statement.

If you have any question, please call Melvin Gagerman at (310) 643-5300, ext. 171.

Sincerely,

Aura Systems Inc.

By: /s/ Melvin Gagerman
Melvin Gagerman
CEO and CFO